Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: June 17, 2011

CSR & Zoran announce revised terms for proposed transaction

Dear Employees,

Following our public announcement today, I wanted to let you know that we have revised the terms of our merger agreement with CSR and now we are ready to move on with the remainder of the integration planning and closing process.

As you know, we have been busy reviewing the impact of recent events, such as the earthquake in Japan, Cisco’s announcement that it is closing the Flip business, and the subsequent lowered guidance for our Q2 financial expectations. Having completed that assessment, CSR and Zoran have entered into an Amended and Restated Agreement and Plan of Merger.

Please review the details of this Agreement in the joint news release sent early today and note that completion of the transaction is expected in the third quarter of 2011.

We remain convinced of the strategic rationale of this merger. During the past few months, customers of both companies have expressed positive feedback on the potential combination of our market-leading technologies to establish new product platforms for a broad range of connected and location-based consumer electronics devices for audio, automotive, cameras, DTVs, STBs, handsets, home entertainment, printers and other growing markets.

Together, both companies have a tremendous opportunity to continue to provide valuable service and support to our customers, as well as improve operations and reduce costs. Going forward, we need to deliver on all fronts - technologically, financially and operationally - to build an even stronger company.

I realize that this transaction and related integration activities add to our already heavy workload. I thank each of you for your hard work and commitment to keeping our business on track to meet and exceed our goals and to strengthening the combined company.

A live webcast was scheduled for 9am BST/1am Pacific Time today. An On Demand version of the video webcast will be available later today on Zoran’s web site. Over the next few days, we will schedule employee communications meetings to explain the revised agreement and update you on the integration planning and closing process.

With best regards,

Levy

Levy Gerzberg,

President and CEO

This announcement does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise. Any acceptance or response to the Merger should be made only on the basis of the information referred to, in respect of CSR Shareholders, in the Circular and the Prospectus or, in respect of the Zoran Shareholders, the Proxy Statement and F-4 Registration Statement.

How to find further information

In connection with the proposed transaction, CSR will file with the SEC the Proxy Statement and F-4 Registration Statement. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at http://www.sec.gov, at Zoran’s website at www.Zoran.com.